UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 30)

Genomic Health, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37244C101
(CUSIP Number)

Alexandra A. Toohey Chief Financial Officer Baker Bros. Advisors LP 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5690
(Name, address and telephone number of person authorized to receive notices and communications)

August 8, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37244C101	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,795,142 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,795,142 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,795,142 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 79,265 shares of the common stock of Genomic Health, Inc. (the “Issuer”) underlying options directly held by Julian C. Baker, 46,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 13,186 shares of the Issuer’s common stock directly held by Julian C. Baker and 5,591 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 33,346,969 shares of the Issuer’s common stock outstanding as of July 31, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 9, 2016.

Page 2 of 11 Pages

CUSIP No. 37244C101	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,795,142 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,795,142 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,795,142 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 79,265 shares of the Issuer’s common stock underlying options directly held by Julian C. Baker, 46,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 13,186 shares of the Issuer’s common stock directly held by Julian C. Baker and 5,591 shares of common stock directly held by Felix J. Baker.
(2)	Based on 33,346,969 shares of the Issuer’s common stock outstanding as of July 31, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Page 3 of 11 Pages

CUSIP No. 37244C101	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,969,039 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,969,039 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,969,039 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.7% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 79,265 shares of the Issuer’s common stock underlying options directly held by Julian C. Baker, 46,265 shares of common stock of the Issuer underlying options directly held by Felix J. Baker, 13,186 shares of the Issuer’s common stock directly held by Julian C. Baker, 5,591 shares of the Issuer’s common stock directly held by Felix J. Baker and 173,897 shares of the Issuer’s common stock directly held by FBB Associates.
(2)	Based on 33,346,969 shares of the Issuer’s common stock outstanding as of July 31, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Page 4 of 11 Pages

CUSIP No. 37244C101	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,969,039 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,969,039 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,969,039 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.7% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 79,265 shares of the Issuer’s common stock underlying options directly held by Julian C. Baker, 46,265 shares of common stock of the Issuer underlying options directly held by Felix J. Baker, 13,186 shares of the Issuer’s common stock directly held by Julian C. Baker, 5,591 shares of the Issuer’s common stock directly held by Felix J. Baker and 173,897 shares of the Issuer’s common stock directly held by FBB Associates.
(2)	Based on 33,346,969 shares of the Issuer’s common stock outstanding as of July 31, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Page 5 of 11 Pages

CUSIP No. 37244C101	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS FBB Associates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,897
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 173,897
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,897
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 33,346,969 shares of Issuer’s common stock outstanding as of July 31, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Page 6 of 11 Pages

Amendment No. 30 to Schedule 13D

This Amendment No. 30 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker, and FBB Associates (“FBB”) (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the amended and restated management agreements, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), 667, L.P. (“667”), Baker Bros. Investments, L.P. (“Baker Bros. Investments”), Baker Bros. Investments II, L.P. (“Baker Bros. Investments II”), and Baker/Tisch Investments, L.P. (“Baker Tisch”, and together with Life Sciences, 14159, 667, Baker Bros. Investments and Baker Bros. Investments II, the “Funds”), and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 5 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The information in Item 6 is incorporated by reference herein.

The Funds hold securities of Genomic Health, Inc. (the “Issuer”) for investment purposes. The Reporting Persons or their affiliates may purchase additional securities of the Issuer or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of common stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Issuer’s Board of Directors (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular persons. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may make suggestions to the management of the Issuer regarding financing, and may acquire additional securities of the Issuer, including shares of common stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options (as defined below), or otherwise) or may dispose of some or all of the securities of the Issuer, including shares of common stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 7 of 11 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)   Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 30 are incorporated herein by reference. Set forth below is the aggregate number of shares of common stock of the Issuer directly held by each of the Funds and the percentage of the Issuer’s outstanding shares of Common Stock such holdings represent. The information set forth below is based upon 33,346,969 shares of common stock outstanding as of July 31, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Shares	Percent of Class Outstanding
Baker Bros. Investments, L.P.	173,897	0.5%
Baker Bros. Investments II, L.P.	13,238	0.0%
667, L.P.	1,729,408	5.2%
Baker Brothers Life Sciences, L.P.	11,240,285	33.7%
14159, L.P.	299,846	0.9%
Baker/Tisch Investments, L.P.	194,161	0.6%

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB, a general partnership, and as such may be deemed to be beneficial owners of shares of common stock directly held by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

The Reporting Persons disclaim beneficial ownership of the securities directly held by each of the Funds, and this Amendment No. 30 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Julian C. Baker and Felix J. Baker are Directors of the Issuer. Julian C. Baker serves as the Chair of the Nominating and Corporate Governance Committee and Felix J. Baker serves as the Chair of the Compensation Committee and serves on the Science & Technology Committee of the Issuer’s Board.

In addition, on July 1, 2016, Felix J. Baker and Julian C. Baker each received 373 shares of restricted stock of the Issuer (“Restricted Stock”) pursuant to the Issuer’s 2005 Stock Incentive Plan in lieu of $10,000 in director retainer fees, respectively. The shares of Restricted Stock are fully vested.

Felix J. Baker and Julian C. Baker serve on the Issuer’s Board as representatives of the Funds. Due to the agreements and policies of the Funds, Felix J. Baker and Julian C. Baker do not have any right to receive any profits from any securities received as compensation for serving as Directors of the Issuer and therefore have no pecuniary interest in the common stock, Restricted Stock or stock options (“Stock Options”) received by Felix J. Baker or Julian C. Baker as director compensation. The Funds are entitled to the pecuniary interest in such common stock, Restricted Stock and Stock Options as each holds an indirect pecuniary interest. Felix J. Baker and Julian C. Baker, solely as a result of their ownership interest in the general partners of the general partners of the Funds, may be deemed to have an indirect pecuniary interest in such common stock, Restricted Stock and Stock Options (i.e. no direct pecuniary interest).

Page 8 of 11 Pages

The Adviser has voting and investment power over the common stock, Restricted Stock and Stock Options held by Julian C. Baker and Felix J. Baker received as director compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as principals of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such common stock, Restricted Stock and Stock Options held by Julian C. Baker and Felix J. Baker received as director compensation.

(c)   The disclosure above regarding the July 1, 2016, award of Restricted Stock to Felix J. Baker and Julian C. Baker is incorporated herein by reference. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d)   Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

Certain securities of the Issuer are held directly by FBB, a general partnership the sole members of which are Julian C. Baker and Felix J. Baker.

Certain securities of the Issuer are held directly by Baker Bros. Investments, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros. Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Bros. Investments II, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros. Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Tisch, a limited partnership the sole general partner of which is Baker/Tisch Capital, L.P., a limited partnership the sole general partner of which is Baker/Tisch Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker/Tisch Capital (GP), LLC.

(e)   Not applicable.

Page 9 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

On August 8, 2016 the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Funds. Under the Registration Rights Agreement, the Issuer agreed that, if at any time and from time to time after August 8, 2016, the Funds demand that the Issuer register shares of common stock directly held by them for resale under the Securities Act of 1933, as amended, the Issuer would be obligated to effect such registration. The Issuer’s registration obligations under the Registration Rights Agreement cover all shares of common stock now held or later acquired by the Funds, including shares of common stock issued or issuable upon the exercise or conversion of any other securities , will continue in effect for up to ten years as long as shares of common stock held by the Funds remain Registrable Securities (as defined in the Registration Rights Agreement), and include the Issuer’s obligation to facilitate certain underwritten public offerings of common stock by the Funds in the future, including one underwritten public offering per calendar year and a total of no more than three total underwritten public offerings. The Funds will bear all expenses incurred in effecting any registration pursuant to the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Registration Rights Agreement, dated August 8, 2016, by and among Genomic Health, Inc., 667, L.P., Baker Brothers Life Sciences, L.P., 14159, L.P. , Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P. and Baker/Tisch Investments, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 9, 2016).

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2016

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Partner

Page 11 of 11 Pages